FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of MARCH, 2001


                             TRIMARK OIL & GAS LTD.
                 (Translation of registrant's name into English)

                                     0-30196
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     TRIMARK OIL & GAS LTD.
                                     ------------------------------------------
                                     (Registrant)

Date   March 9, 2001                 By  /s/ NICK DEMARE
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

This is the form required under section 139 of the SECURITIES RULES and, if applicable, by an order issued under section 76 of the SECURITIES ACT.


                                     FORM 20

                                 SECURITIES ACT

                          REPORT OF EXEMPT DISTRIBUTION


Report of a  distribution  of a security  under section 74(2) (1) to (5), (8) to
(10), 11(i), (14),  (16)(i),  (18), (19), or (23) to (26) of the SECURITIES ACT,
R.S.B.C.  1996,  c.418,  or  section  128(a),  (b),  (c)  or  (e)  to (h) of the
SECURITIES RULES, R.B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the SECURITIES ACT.

1. Name, address and telephone number of the issuer of the security distributed.

         TRIMARK OIL & GAS LTD.
         -----------------------------------------------------------------------
         Name of issuer

         1305 - 1090 West Georgia Street, Vancouver, BC V6E 3V7
         -----------------------------------------------------------------------
         Address

         (604) 685-9316
         -----------------------------------------------------------------------
         Telephone Number


2.       State whether the issuer is or is not an exchange issuer.

         The Issuer is an exchange issuer.
         -----------------------------------------------------------------------

3.       Describe the type of security and the aggregate number distributed.

         1,700,000  units,  each unit  comprising one common share and one share
         -----------------------------------------------------------------------
         purchase warrant, with each warrant entitling the holder to purchase an
         -----------------------------------------------------------------------
         additional share for two years at a price of $0.52.
         -----------------------------------------------------------------------

4.       Date of the distribution(s) of the security.

         March 6, 2001
         -----------------------------------------------------------------------


5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.

         Section 74(2)(4) of the Securities Act (British Columbia)
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




6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

                                                                                       SECTION OF ACT/RULES,
                                                                                       AND IF APPLICABLE,
                                          NUMBER           PURCHASE         TOTAL      DATE OF DISCRETIONARY
FULL NAME AND RESIDENTIAL                OF UNITS         PRICE PER       PURCHASE     ORDER OR BLANKET
ADDRESS OF PURCHASER                     PURCHASED          SHARE           PRICE      ORDER NUMBER

Hilton Petroleum Ltd.                    1,700,000          $0.52         $884,000     Sec. 74(2)(4) of the
#1305 - 1090 W. Georgia St.                                                            Securities Act
Vancouver, BC   V6E 3V7                                                                (British Columbia)

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

          Not applicable.
         -----------------------------------------------------------------------


7. State the total dollar value of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

          $884,000
         -----------------------------------------------------------------------


8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent, and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

          Not applicable.
         -----------------------------------------------------------------------


9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

          Not applicable.
         -----------------------------------------------------------------------


10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired securities of the Issuer under that section during the 12 month period preceding the distribution of this security, and

         Not applicable.
         -----------------------------------------------------------------------

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


(b) the total dollar value of all securities of the issuer distributed under the section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

         Not applicable.
         -----------------------------------------------------------------------

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 9th day of March, 2001.

                              TRIMARK OIL & GAS LTD.
                              --------------------------------------------------
                              Name of Issuer

                              /s/   Nick DeMare
                              --------------------------------------------------
                              Signature of authorized signatory

                              Nick DeMare, Director
                              --------------------------------------------------
                              Name and office of authorized signatory


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.











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